UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2022 (Report No. 2)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report on Form 6-K consists of (i) the Registrant’s press release issued on August 31, 2022, announcing its financial results for the three- and six-month periods ended June 30, 2022, which is attached hereto as Exhibit 99.1; (ii) the Registrant’s unaudited Interim Condensed Consolidated Financial Statements as of and for the period ended June 30, 2022, which are attached hereto as Exhibit 99.2; (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2022, which is attached hereto as Exhibit 99.3; and (iv) unaudited pro forma financial statements of the Registrant as of and for the period ended December 31, 2021, which is attached hereto as Exhibit 99.4.

The first paragraph titled “Key highlights for the six-months ended June 30, 2022” and the sections titled “Second Quarter 2022 Highlights and Recent Business Developments”, “Financial Results for the Three Months Ended June 30, 2022”, “Financial Results for the Six Months Ended June 30, 2022”, “Balance Sheet Highlights”, “Use of Non-IFRS Financial Results”, “Forward-Looking Statements” and the IFRS financial statements in the press release attached as Exhibit 99.1,  the Interim Condensed Consolidated Financial Statements (Unaudited) as of June 30, 2022 attached as Exhibit 99.2, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2022 attached as Exhibit 99.3, and the Unaudited pro forma financial statements attached as Exhibit 99.4, are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138 and 333-258744) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629 and 333-253983) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Safe-T Group Ltd.’s press release issued on August 31, 2022, announcing its financial results for the three- and six-month periods ended June 30, 2022.
99.2	Safe-T Group Ltd.’s Interim Condensed Consolidated Financial Statements (Unaudited) as of June 30, 2022.
99.3	Safe-T Group Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2022.
99.4	Unaudited pro forma financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: August 31, 2022

2